                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                  (RULE 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No._____)

                             The Mexico Fund, Inc.
                             ---------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   592835102
                                   ---------
                                 (CUSIP Number)

                               COPY TO:
Michael S. Pradko                                        Timothy Diggins,Esq.
Harvard Management Company, Inc.                         Ropes & Gray
600 Atlantic Avenue                                      One International Place
Boston, MA  02210                                        Boston, MA  02110
(617) 523-4400                                           (617) 951-7389
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 22, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                               Page 1 of 8 Pages
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 592835102                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      President and Fellows of Harvard College
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,190,900 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             --
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,190,900 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          --
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,190,900 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13

      14.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      EP
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 8 Pages
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                                  SCHEDULE 13D
                                  ------------

                             The Mexico Fund, Inc.
                             ---------------------


Item 1. Security and Issuer.
        -------------------

    This statement relates to the shares of common stock, $1.00 par value (the "Common Stock"), of The Mexico Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at 1775 Eye Street, N.W., Washington, D.C. 20006-2401.

Item 2.  Identity and Background.
         -----------------------

    This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation and title-holding company for the endowment fund of Harvard University. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

    Information relating to each of the President, Fellows and Executive Officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

    None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

    Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.
        ----------------------

    The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the Fund from time to time.

    Harvard intends to submit a stockholder proposal for consideration by the Fund's stockholders at the 2001 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal will be to terminate the Investment Advisory and Management Agreement between the Fund and Impulsora del Fondo Mexico, S.A. de C.V.

    This Schedule 13D filing, in lieu of Harvard's normal filing of Schedule 13G, is occasioned solely by Harvard's intended submission of a stockholder proposal. The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, with the effect of changing or influencing the control of the Fund and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 3 of 8 Pages
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      Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Fund.
        ----------------------------------

    (a), (b) Harvard is the beneficial owner of 7,190,900 shares of Common Stock (approximately 14.2% of the shares of Common Stock based on the most recent filing of the Fund with the SEC.)

    Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

    (c) Between June 22, 2000 and August 22, 2000, Harvard bought and sold shares of Common Stock of the Fund in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

    (d) Not applicable.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Securities of the Fund.
        --------------------------

        Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit A  --  Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B  --  Information concerning Harvard's transactions for the period of
               June 22, 2000 to August 22, 2000.

                               Page 4 of 8 Pages

                                   Signature
                                   ---------


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2000

PRESIDENT AND FELLOWS OF HARVARD COLLEGE


By: /s/ Michael S. Pradko
   -----------------------------
   Name:  Michael S. Pradko
   Title: Authorized Signatory


                               Page 5 of 8 Pages
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                                 EXHIBIT INDEX
                                 -------------


                                                              Page Number In
Exhibit                                                       Sequentially
Number    Description                                         Numbered Copy
------    -----------                                         ---------------

A         Information Concerning the President,                      7
          Fellows and executive officers of Harvard

B         Information Concerning Harvard's Transactions
          for the period of June 22, 2000 to August 22, 2000         8

                               Page 6 of 8 Pages
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                                   EXHIBIT A
                                   ---------

                        Directors and Executive Officers
                        --------------------------------

     The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.


         President, Fellows and Executive Officers of Harvard College
         ------------------------------------------------------------

Name                                Office/Position
----                                ---------------

Neil L. Rudenstine                  President

D. Ronald Daniel                    Treasurer

Mark Goodheart                      Secretary

Hanna H. Gray                       Fellow

Conrad K. Harper                    Fellow

James R. Houghton                   Fellow

Robert G. Stone, Jr.                Fellow

Herbert S. Winokur, Jr.             Fellow


                               Page 7 of 8 Pages
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                                   EXHIBIT B
                                   ---------

           Harvard's Transactions for June 22, 2000 - August 22, 2000
           ----------------------------------------------------------

                        Shares of    Shares of
                          Common       Common      Price
Date of Transaction    Stock Bought  Stock Sold  Per Share
---------------------  ------------  ----------  ---------

  6/22/2000                   7,500               $14.1042
  6/23/2000                   8,000               $13.8516
  6/26/2000                   2,000               $14.00
  6/27/2000                   6,600               $14.017
  6/28/2000                  17,100               $14.3107
  6/29/2000                   9,000               $14.0306
  7/03/2000                   4,900               $15.6875
  7/03/2000                             26,000    $16.1058
  7/05/2000                             10,000    $17.1875
  7/05/2000                             24,800    $16.2613
  7/06/2000                             16,500    $16.4129
  7/07/2000                              5,800    $16.4116
  7/10/2000                             29,900    $16.6664
  7/11/2000                             56,700    $16.639
  7/12/2000                            107,200    $16.7654
  7/13/2000                             62,200    $16.9862
  7/14/2000                             78,700    $17.1021
  7/17/2000                             33,200    $16.9371
  7/17/2000                             30,200    $16.875
  7/18/2000                              6,900    $16.75
  7/19/2000                              3,900    $16.4439
  7/19/2000                     400               $15.8125
  7/20/2000                            112,900    $16.1504
  7/20/2000                              6,200    $16.00
  7/21/2000                              2,900    $16.00
  7/24/2000                              5,600    $15.769
  7/24/2000                              2,500    $15.75
  7/25/2000                             48,900    $15.7712
  7/26/2000                             29,200    $15.7196
  7/27/2000                            357,300    $15.5449
  7/28/2000                              4,000    $15.0625
  7/31/2000                             12,000    $15.25
  8/07/2000                             16,200    $15.608
  8/08/2000                              7,000    $15.8232
  8/09/2000                   3,000               $15.50
  8/11/2000                   4,000               $15.00
  8/14/2000                              9,000    $15.50
  8/15/2000                             14,800    $15.6427
  8/15/2000                  12,000               $15.5208


                               Page 8 of 8 Pages